UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              Reptron Electronics, Inc.
                ---------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.01 per share
             ----------------------------------------------------
                         (Title of Class of Securities)

                                    76026w208
                                 (CUSIP Number)

                                Mr. Jeff Blumberg
                          Gardner Carton & Douglas LLP
                       191 North Wacker Drive, Suite 3700
                             Chicago, Illinois 60606
                                 (312) 569-1106
             ----------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 April 27, 2005
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /x/

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hourglass Master Fund, Ltd.
------------------------------------------------------------------------
------------------------------------------------------------------------
2    CHECK  THE   APPROPRIATE   BOX  IF  A  MEMBER  OF  A  GROUP   (See
     Instructions)                                             (a) |_|
                                                               (b) |_|

------------------------------------------------------------------------
------------------------------------------------------------------------
3    SEC USE ONLY


-----
------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
------------------------------------------------------------------------
------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL   PROCEEDINGS   IS  REQUIRED
     PURSUANT                                   |_|
     TO ITEM 2(d) or 2(e)
------------------------------------------------------------------------
------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
------------------------------------------------------------------------
------------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER

       SHARES
                     ---------------------------------------------------
                     ---------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER

      OWNED BY          307,600
                     ---------------------------------------------------
                     ---------------------------------------------------
        EACH         9   SOLE DISPOSITIVE POWER

     REPORTING
                     ---------------------------------------------------
                     ---------------------------------------------------
       PERSON        10  SHARED DISPOSITIVE POWER

       WITH:            307,600
------------------------------------------------------------------------
------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     307,600
------------------------------------------------------------------------
------------------------------------------------------------------------
12   CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
     SHARES (See Instructions)                                     |_|


------------------------------------------------------------------------
------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
------------------------------------------------------------------------
------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
------------------------------------------------------------------------

------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Ritchie Beech Trading Co, Ltd.
------------------------------------------------------------------------
------------------------------------------------------------------------
2    CHECK  THE   APPROPRIATE   BOX  IF  A  MEMBER  OF  A  GROUP   (See
     Instructions)                                             (a) |_|
                                                               (b) |_|

------------------------------------------------------------------------
------------------------------------------------------------------------
3    SEC USE ONLY


-----
------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
------------------------------------------------------------------------
------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL   PROCEEDINGS   IS  REQUIRED
     PURSUANT                                   |_|
     TO ITEM 2(d) or 2(e)
------------------------------------------------------------------------
------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
------------------------------------------------------------------------
------------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER

       SHARES
                     ---------------------------------------------------
                     ---------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER

      OWNED BY          54,500
                     ---------------------------------------------------
                     ---------------------------------------------------
        EACH         9   SOLE DISPOSITIVE POWER

     REPORTING
                     ---------------------------------------------------
                     ---------------------------------------------------
       PERSON        10  SHARED DISPOSITIVE POWER

       WITH:            54,500
------------------------------------------------------------------------
------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     54,500
------------------------------------------------------------------------
------------------------------------------------------------------------
12   CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
     SHARES (See Instructions)                                     |_|


------------------------------------------------------------------------
------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%
------------------------------------------------------------------------
------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
------------------------------------------------------------------------

------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Tablerock Fund Management L.L.C.
------------------------------------------------------------------------
------------------------------------------------------------------------
2    CHECK  THE   APPROPRIATE   BOX  IF  A  MEMBER  OF  A  GROUP   (See
     Instructions)                                             (a) |_|
                                                               (b) |_|

------------------------------------------------------------------------
------------------------------------------------------------------------
3    SEC USE ONLY


-----
------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
------------------------------------------------------------------------
------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL   PROCEEDINGS   IS  REQUIRED
     PURSUANT                                   |_|
     TO ITEM 2(d) or 2(e)
------------------------------------------------------------------------
------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------
------------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER

       SHARES
                     ---------------------------------------------------
                     ---------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER

      OWNED BY          362,100
                     ---------------------------------------------------
                     ---------------------------------------------------
        EACH         9   SOLE DISPOSITIVE POWER

     REPORTING
                     ---------------------------------------------------
                     ---------------------------------------------------
       PERSON        10  SHARED DISPOSITIVE POWER

       WITH:            362,100
------------------------------------------------------------------------
------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     362,100
------------------------------------------------------------------------
------------------------------------------------------------------------
12   CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
     SHARES (See Instructions)                                     |_|


------------------------------------------------------------------------
------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%
------------------------------------------------------------------------
------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IA
------------------------------------------------------------------------

------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     John Barton
------------------------------------------------------------------------
------------------------------------------------------------------------
2    CHECK  THE   APPROPRIATE   BOX  IF  A  MEMBER  OF  A  GROUP   (See
     Instructions)                                             (a) |_|
                                                               (b) |_|

------------------------------------------------------------------------
------------------------------------------------------------------------
3    SEC USE ONLY


-----
------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
------------------------------------------------------------------------
------------------------------------------------------------------------
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL   PROCEEDINGS   IS  REQUIRED
     PURSUANT                                   |_|
     TO ITEM 2(d) or 2(e)
------------------------------------------------------------------------
------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
------------------------------------------------------------------------
------------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER

       SHARES
                     ---------------------------------------------------
                     ---------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER

      OWNED BY           362,100
                     ---------------------------------------------------
                     ---------------------------------------------------
        EACH         9   SOLE DISPOSITIVE POWER

     REPORTING
                     ---------------------------------------------------
                     ---------------------------------------------------
       PERSON        10  SHARED DISPOSITIVE POWER

       WITH:             362,100
------------------------------------------------------------------------
------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     362,100
------------------------------------------------------------------------
------------------------------------------------------------------------
12   CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
     SHARES (See Instructions)                                     |_|


------------------------------------------------------------------------
------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%
------------------------------------------------------------------------
------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
------------------------------------------------------------------------

Item 1.         Security and Issuer.

      This Statement on Schedule 13D (this "Schedule 13D" or this "Statement") is filed jointly by Hourglass Master Fund, Ltd. ("Hourglass Fund"), Ritchie Beech Trading Co, Ltd. ("Ritchie"), Tablerock Fund Management L.L.C. ("Tablerock") and John Barton (collectively, the ("Filers").

      The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Common Stock" or "Shares") of Reptron Electronics, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive offices is 13700 Reptron Boulevard, Tampa, FL 33626

Item 2.         Identity and Background.

      (a) - (c) This Statement is filed by the Filers with respect to the Shares beneficially owned by the Filers. Tablerock is the investment advisor to Hourglass Fund and Ritchie. The managing member of Tablerock is John Barton.

      The business address of each member of the Filers is 505 Park Avenue, 5th Floor, New York, New York 10022. The principal employment of John Barton is as a managing member of an investment advisor that invests on behalf of pooled investment vehicles and individual clients. Hourglass Fund is a Cayman Islands exempted company. Tablerock is a Delaware limited liability company.

      (d) During the past five years, none of the Filers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Filers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  All of the  individuals  who are Filers are  citizens  of the United
States.

Item 3.         Source and Amount of Funds or Other Consideration.

      The Filers used working capital as its source of funds to purchase the shares of Common Stock.

Item 4.         Purpose of Transaction.

      The Filers have acquired the securities of the Company for investment purposes.

      The Filers have had discussions with management. At present, the Filers intend to review strategic alternatives for the Company (the "Review"), which it may propose to management and to the Board of Directors of the Company. In addition, subject to the Review, the Filers may propose changes to the Company's Board of Directors and/or executive officers. In addition, the Filers in the future may contact other holders of Company securities as part of the Review.

      At present, the Filers do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 5.         Interest in Securities of the Issuer.

      (a) As of the date of this Statement, the Filers hold, in the aggregate, 362,100 Shares, which represents 7.2% of the Company's Common Stock.

      (b) The information contained in table form in Rows 7 though 11 on each of pages 2 through 4 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference.


      (c)-(e)   Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Other than as described above, to each Filer's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to Be Filed as Exhibits.

      The following document is incorporated by reference herein:

           (1) Joint Filing Agreement, dated as of April 27, 2005, by and among Hourglass Master Fund, Ltd., Ritchie Beech Trading Co., Ltd., Tablerock Fund Management, L.L.C. and John Barton.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 27, 2005        HOURGLASS MASTER FUND, LTD.

                               By: /s/ John Barton
                                   -------------------------------------
                                     John Barton, Director


                             RITCHIE BEECH TRADING CO, LTD.

                               By: /s/ John Barton
                                   -------------------------------------
                                     John Barton, Managing Member
                              Tablerock Fund Management, LLC, Investment Advisor


                             TABLEROCK FUND MANAGEMENT, LLC

                               By: /s/ John Levin
                                   --------------------------------------
                                  John Levin, Member



                                 /s/ John Barton
                                  ---------------------------------------
                                   John Barton

Exhibit 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per Share, of Reptron Electronics, Inc.;
and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this Agreement this 27th day of April, 2005.

                             HOURGLASS MASTER FUND, LTD.

                               By: /s/ John Barton
                                   -------------------------------------
                                     John Barton, Director


                             RITCHIE BEECH TRADING CO, LTD.

                               By: /s/ John Barton
                                   -------------------------------------
                                     John Barton, Managing Member
                              Tablerock Fund Management, LLC, Investment Advisor


                             TABLEROCK FUND MANAGEMENT, LLC

                               By: /s/ John Levin
                                   --------------------------------------
                                  John Levin, Member



                                 /s/ John Barton
                                  ---------------------------------------
                                   John Barton



CH02/ 22374295.3